At close of business on February 25, 2011, Nationwide acquired all of the net assets of Nationwide Large Cap Value Fund, a series of the
Trust, pursuant to a plan of reorganization approved by the Board of
Trustees at a meeting held on September 14, 2010, and by
shareholders of Nationwide Large Cap Value Fund at a meeting held on
February 16, 2011. The purpose of the reorganization was to combine funds managed by NFA that had comparable investment objectives and strategies. The reorganization was accomplished by a tax free exchange of 1,149,071 shares of Nationwide, valued at $16,487,829, for the assets of Nationwide Large Cap Value Fund. The investment portfolio of Nationwide Large Cap Value Fund, with a fair value and identified cost of $16,365,486 and $13,173,219, respectively at February
25, 2011, was the principal asset acquired by Nationwide. The net assets of Nationwide immediately before the acquisition were
$866,646,270. The combined net assets of Nationwide immediately following the acquisition were $883,134,083. For financial reporting purposes, assets received and shares issued by Nationwide were recorded at fair current values; however, the cost basis of the investments received was carried forward to align ongoing reporting of
Nationwide?s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The following pro forma information for the period ended April 30, 2011 is provided as though the reorganization had been completed on November 1, 2010, the beginning of the semi-annual reporting period of the Fund:
 *Net investment income $4,198,178;
 *Net gain on investments $59,946,447;
 *Net change in unrealized appreciation/(depreciation)
$212,851,960; and
 *Net increase in net assets resulting from operations
$217,050,138.
Because the Fund?s combined investment portfolio has been managed as a single integrated portfolio since the reorganization was completed, it is not practicable to separate the amounts of revenue and earnings of Nationwide Large Cap Value Fund that have been included in the Fund?s Statement of Operations since February 25,
2011.